Filed by Virgin Media Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a- 6 of the Securities Exchange Act of 1934
Subject Company: Virgin Media Inc.
Commission File No.: 000-50886

VIRGIN MEDIA INC. JOINT SHARE OWNERSHIP PLAN

Voting Directions to Virgin Media Inc.

Solicited on behalf of the Board of Directors of Virgin Media Inc. for the special meeting of stockholders of Virgin Media Inc. to be held at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP at One New York Plaza, New York, NY 10004, 29th floor, on June 4, 2013 2013 at 8:00 am (local time)

I, the undersigned, hold vested interests in shares of Virgin Media Inc. ( “Virgin Media”) common stock through the Virgin Media Joint Share Ownership Plan (the “Plan”), a sub-plan of the Virgin Media 2010 Stock Incentive Plan. Pursuant to the terms of the Employee Joint Ownership Agreement entered into between me and Wilmington Savings Fund Society, FSB, as trustee of the Virgin Media Grantor Trust (the “Trustee”), I am entitled to direct the voting of 50% of the number of shares of Virgin Media common stock underlying my vested interests, being [number] shares (the “Shares”). I hereby direct the Company to instruct the Trustee to vote the Shares at the special meeting or any adjournments or postponement thereof as follows:

(1)	To adopt the merger agreement, dated as of February 5, 2013, as amended from time to time, with Liberty Global, Inc. and certain affiliates (“Proposal 1”).

☐ FOR	☐ AGAINST	☐ ABSTAIN

(2)

To approve, on an advisory non-binding basis, the compensation that may be paid or become payable to Virgin Media’s named executive officers in connection with the Virgin Media mergers provided for in the merger agreement (“Proposal 2”).

☐ FOR	☐ AGAINST	☐ ABSTAIN

(3)	To adjourn the special meeting to a later date if there are insufficient votes to approve Proposal 1 at the time of the special meeting (“Proposal 3”).

☐ FOR	☐ AGAINST	☐ ABSTAIN

Date: , 2013

Name:

Signature:

Notes:

(a)         Please return a completed and signed copy of this form to Nick Jones, Reward, Virgin Media Limited, Media House, Bartley Wood Business Park Hook, Hampshire, RG27 9UP, by no later than May 24, 2013.

(b)         Full details of the items to be placed before the special meeting are contained in the definitive joint proxy statement, which is available on the Virgin Media website at http://investors.virginmedia.com.

(c)          An abstention on any of these votes has the effect of a vote against the relevant Proposal, since adoption of Proposal 1 requires the approval of a majority of the outstanding shares and adoption of Proposals 2 and 3 require the approval of a majority of the shares present and voting.

Important Information Regarding the Proposed Transaction Has Been Filed with the SEC:

Liberty Global Corporation Limited, a company that has been established in connection with the transaction, has filed a registration statement on Form S-4 (Registration No. 333-187100) with the Securities and Exchange Commission (SEC), which the SEC declared effective on May 1, 2013 and which includes a definitive joint proxy statement of Virgin Media Inc. and Liberty Global, Inc., and constitutes a prospectus of Liberty Global Corporation Limited.  VIRGIN MEDIA STOCKHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT CONTAINS IMPORTANT INFORMATION.  The definitive joint proxy statement/prospectus has been sent to security holders of Virgin Media and Liberty Global seeking their approval of the proposed transaction. Investors may obtain a free copy of the definitive joint proxy statement/prospectus, and other relevant documents filed by Liberty Global Corporation Limited, Liberty Global and Virgin Media with the SEC at the SEC’s Web site at http://www.sec.gov.  The definitive joint proxy statement, and such other documents filed by Virgin Media with the SEC may also be obtained for free from the Investor Relations section of Virgin Media’s web site (www.virginmedia.com) or by directing a request to Virgin Media Inc., 65 Bleecker Street, 6th Floor, New York, New York 10012, Attention: Investor Relations.  Copies of documents filed by Liberty Global and/or Liberty Global Corporation Limited with the SEC may also be obtained for free from the Investor Relations section of Liberty Global’s website (www.lgi.com) or by directing a request to Liberty Global, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations.”